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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For September 30, 2004


                       Distribution and Service D&S, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
                                    Quilicura
                                    Santiago
                                      Chile
                    ----------------------------------------
                    (Address of principal executive offices)


                           Form 20-F /X/ Form 40-F /_/


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes /_/ No /X/
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Santiago, September 29, 2004.


Mr. Hernan Lopez Bohner
Superintendent of Securities
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449, 9th floor
Santiago


Ref.: Ordinary letter No. 08942 dated September 27, 2004


To Whom It May Concern:

A response is provided hereby to the letter dated September 27 of 2004 referred to above, inquiring about the existence of eventual agreements between Distribucion y Servicio D&S S.A. and La Polar.

In this regard, I confirm that there have been informal discussions between the two companies which include the possibility of developing joint ventures, and the possibility of continuing such conversations in the future cannot be ruled out. Such conversations, however, do not differ from the numerous conversations that often take place between operators developing complementary business activities, and, by no means, can be deemed as negotiations in connection with securities or assets of both companies. Given the above, no material event has been released pertaining to article 10 of Law No. 18.045.

Please note that we are not aware of the origin of such information published by the press as quoted in you inquiry letter.

I present this information as general manager of D&S and as duly authorized by its controlling companies, therefore complying with the second paragraph in your letter.


Yours sincerely,

Rodrigo Cruz Matta
General Manager

Cc: Santiago Stock Exchange, Securities Exchange
          Chilean Electronic Stock Exchange
          Valparaiso Stock Exchange
          New York Stock Exchange NYSE, USA
          Latibex - Bolsa de Madrid, Spain

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DISTRIBUCION Y SERVICIO D&S S.A.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                    DISTRIBUCION Y SERVICIO D&S S.A.



                                    By:/s/ Miguel Nunez
                                       -----------------------
                                       Chief Financial Officer


Dated: September 30, 2004